Exhibit 99.2

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Bitfarms Ltd. Q3 2021 MD&A 1

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Introduction

The following Management’s Discussion and Analysis (“MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”), dated November 12, 2021, should be read in conjunction with the Company’s third quarter 2021 unaudited interim period condensed consolidated financial statements and its accompanying notes, and the 2020 audited annual consolidated financial statements and its accompanying notes. In addition, the following MD&A should be read in conjunction with the Company’s “Caution Regarding Forward-Looking Statements” section of this MD&A.

The Company’s third quarter 2021 unaudited interim period condensed consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34. The Company’s third quarter 2021 unaudited interim period condensed consolidated financial statements and this MD&A are reported in US dollars, except where otherwise noted.

The Company utilizes a number of non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in the Glossary of Terms section of this MD&A.

Company Overview

The Company operates through two operating corporate subsidiaries and reportable segments: Backbone Hosting Solutions Inc. (“Backbone”) and 9159-9290 Quebec Inc. (Volta Electrique, “Volta”).

Backbone owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “Mining”). Backbone accumulates its cryptocurrencies mined or exchanges them for U.S. dollars, as needed, through reputable and established cryptocurrency trading platforms. Volta assists Bitfarms in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

Bitfarms operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 82 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. The Company also has contracts securing 10 MW of hydro-electric green energy in Paraguay and 210 MW of natural gas-powered energy in Argentina, and has commenced construction of mining facilities in both jurisdictions. On November 9, 2021, the Company completed the acquisition of a Mining facility comprising 24 MW of hydro-electric power purchase agreements in Washington state, as described in the recent and subsequent events section of this MD&A. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure Mining operations. The software scans and reports the location, computing power and temperature of all Miners to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Bitfarms Ltd. Q3 2021 MD&A 2

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Revenues	44,774	6,795	37,979	559%	109,893	23,379	86,514	370%
Cost of sales	15,306	7,827	7,479	96%	37,758	23,250	14,508	62%
Gross profit (loss)	29,468	(1,032)	30,500	nm	72,135	129	72,006	nm
Gross margin	66%	(15)%	-	-	66%	1%	-	-
General and administrative expenses	10,884	1,809	9,075	502%	24,310	5,985	18,325	306%
Loss (gain) on disposition of digital assets	177	-	177	100%	152	(23)	175	761%
Loss (gain) on revaluation of digital assets	(13,893)	-	(13,893)	(100)%	992	-	992	100%
Loss (gain) on disposition of PP&E	70	557	(487)	(87)%	(95)	1,264	(1,359)	(108)%
Impairment reversal on property plant and equipment	(1,860)	-	(1,860)	(100)%	(1,860)	-	(1,860)	(100)%
Operating income (loss)	34,090	(3,398)	37,488	nm	48,636	(7,097)	55,733	785%
Operating margin	76%	(50)%	-	-	44%	(30)%	-	-
Net financial expenses (income)	(616)	1,363	(1,979)	(145)%	23,936	3,930	20,006	509%
Net income (loss) before income taxes	34,706	(4,761)	39,467	829%	24,700	(11,027)	35,727	324%
Income tax expense (recovery)	10,973	-	10,973	100%	12,247	(112)	12,359	nm
Net income (loss)	23,733	(4,761)	28,494	598%	12,453	(10,915)	23,368	214%
Basic earnings (loss) per share	0.14	(0.06)	-	-	0.08	(0.13)	-	-
Diluted earnings (loss) per share	0.13	(0.06)	-	-	0.08	(0.13)	-	-
Gross mining profit (1)	35,448	1,593	33,855	nm	85,782	8,322	77,460	931%
Gross mining margin (1)	82%	26%	-	-	80%	38%	-	-
EBITDA (1)	41,755	(274)	42,029	nm	41,472	1,973	39,499	nm
EBITDA margin (1)	93%	(4)%	-	-	38%	8%	-	-
Adjusted EBITDA (1)	31,859	365	31,494	nm	75,387	4,463	70,924	nm
Adjusted EBITDA margin (1)	71%	5%	-	-	69%	19%	-	-

nm: not meaningful

Third Quarter 2021 Financial Results and Operational Highlights:

●	Revenues of $44.8 million; gross profit of $29.5 million (66% gross margin), operating income of $34.1 million (76% operating margin), and net income of $23.7 million;

●	Gross mining profit[1] of $35.4 million (82% gross mining margin);

●	Adjusted EBITDA of $31.9 million (71% Adjusted EBITDA margin)

●	EBITDA of $41.8 million (93% EBITDA margin);

●	Mined 1,051 Bitcoin with an average cost of approximately $6,900 per Bitcoin[2] and held 2,312 Bitcoin valued at approximately $101.2 million as of September 30, 2021;

●	Constructed a new 17 MW facility in Cowansville for a net increase of 13 MW of infrastructure;

●	Entered engineering, procurement and construction contracts and commenced construction of a 210 MW facility in Argentina with contracted power rates of 2.2 cents per kilowatt hour;

●	Raised $35.2M of net proceeds through the Company’s at-the-market equity program, used mainly to meet payment commitments on orders of 55,000 miners, with expected deliveries in 2021 and 2022.

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.
[2]	Represents the direct cost of Bitcoin based on the total electricity costs and hosting costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

Bitfarms Ltd. Q3 2021 MD&A 3

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Revenues

Revenues were $44.8 million for the three month period ended September 30, 2021 (“Q3 2021”) compared to $6.8 million for the same three month period in 2020 (“Q3 2020”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues, including Volta during the three-month period ended September 30, 2020		535	6,795	-
Impact of increase in average Bitfarms’ Bitcoin hashrate combined with the decrease in network difficulty during Q3 2021 compared to Q3 2020	1	516	5,476	81%
Impact of difference in average Bitcoin price in Q3 2021 compared to Q3 2020	2		32,256	475%
Other mining variance and change in Volta and hosting revenues			247	4%
Revenues for three months ended September 30, 2021		1,051	44,774	560%

Notes

1	Calculated as the difference in Bitcoin mined in Q3 2021 compared to Q3 2020 multiplied by Q3 2020 average Bitcoin price

2	Calculated as the difference in average Bitcoin price in Q3 2021 compared to Q3 2020 multiplied by Bitcoin mined in Q3 2021

The most significant factors impacting the increase in Bitfarms’ revenues in Q3 2021, compared to Q3 2020, are presented in the table above. Revenues increased mostly due to the increase in average Bitcoin price and the increase in Bitfarms’ hashrate combined with the decrease in network difficulty.

Revenues were $109.9 million for the nine month period ended September 30, 2021 (“YTD Q3 2021”) compared to $23.4 million for the same nine month period in 2020 (“YTD Q3 2020”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues, including Volta during the nine-month period ended September 30, 2020		2,437	23,379	-
Impact of increase in average Bitfarms’ Bitcoin hashrate in excess of increase in network difficulty during YTD Q3 2021 compared to YTD Q3 2020, adjusted for Bitcoin Halving Event on May 11, 2020	1	818	7,153	31%
Impact of Bitcoin Halving Event on Bitfarms’ quantity of coins mined during YTD Q3	2	(847)	(37,286)	(159)%
Impact of difference in average Bitcoin price in YTD Q3 2021 compared to YTD Q3	3		114,825	491%
Other mining variance and change in Volta and hosting revenues			1,822	8%
Revenues for nine months ended September 30, 2021		2,408	109,893	370%

Notes

1	Calculated as the difference in theoretical Bitcoin mined in YTD Q3 2021 assuming the Bitcoin Halving Event did not occur, compared to YTD Q3 2020 multiplied by YTD Q3 2020 average Bitcoin price

2	Calculated as the theoretical Bitcoin mined based on Bitfarms’ actual hashrate from May 11, 2020 to September 30, 2021 assuming the Bitcoin Halving Event did not occur, compared to actual coins mined during the same period multiplied by the YTD Q3 2021 average Bitcoin price

3	Calculated as the difference in average Bitcoin price in YTD Q3 2021 compared to YTD Q3 2020 multiplied by Bitcoins mined in YTD Q3 2021 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving event

Bitfarms Ltd. Q3 2021 MD&A 4

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

The most significant factors impacting the increase in Bitfarms’ revenues in YTD Q3 2021, compared to YTD Q3 2020, are presented in the table above. Revenues increased mostly due to the increase in average Bitcoin price and in Bitfarms’ hashrate in excess of network difficulty, partially negated by the Bitcoin Halving Event.

Cost of Sales

Bitfarms’ cost of sales for Q3 2021 was $15.3 million compared to $7.8 million in Q3 2020. Cost of sales includes energy and infrastructure expenses, depreciation and amortization, electrician salaries and purchases of electrical components. The increase in cost of sales was mainly due to the increase in energy and infrastructure expenses and depreciation and amortization expense. Energy and infrastructure expenses increased by $3.5 million, or 79%, partially due to the Company adding new Miners, which increased electricity utilization to an average of 64 MW during the quarter, compared to 50 MW for the same period in 2020, resulting in an increase in electricity costs of $1.4 million. The remaining difference resulted mainly from the Company entering into certain hosting agreements where a third party operated the Company’s equipment which added $1.6 million to energy and infrastructure costs in Q3 2021 compared to Q3 2020. The Company also invested additional resources to repair existing Mining hardware and upgrade existing facilities, which added $0.6 million to energy and infrastructure expenses in Q3 2021 compared to the same quarter in the prior year. Depreciation and amortization expense increased by $3.3 million as the Company added new Miners and electrical infrastructure. Volta’s cost of sales increased by

$0.6 million as a result of an increase in sales.

Bitfarms’ cost of sales for the nine months ended September 30, 2021, was $37.8 million compared to $23.3 million for the same period in 2020. The increase in cost of sales was mainly due to the increase in energy and infrastructure expenses and depreciation and amortization expense. Energy and infrastructure increased by $7.5 million, or 56%, partially due to the Company adding new Miners, which increased electrical utilization to an average of 62 MW during the period, compared to 50 MW for the same period in 2020 resulting in an increase in electricity costs of $3.8 million. The remaining difference in YTD 2021 compared to YTD 2020 resulted from the Company entering into certain hosting agreements where a third party operated the Company’s equipment, which added $3.0 million, and from investing additional resources to repair existing Mining hardware and upgrade existing facilities, which added $0.9 million to energy and infrastructure expenses. Depreciation and amortization expense increased by $5.5 million as the Company added new Miners and electrical infrastructure. Volta’s cost of sales increased by $1.5 million as a result of an increase in sales.

General & Administrative Expenses

Bitfarms’ general and administrative expenses were $10.9 million in Q3 2021, compared to $1.8 million in Q3 2020. The increase of $9.1 million, or 502%, in general and administrative expense was mainly due to a non-cash $5.3 million increase in share based payment expense in connection with the Company’s grant of stock options for 7,785,000 common shares and 200,000 restricted share units in the first half of 2021. Other factors contributing to the increase in general and administrative expenses in Q3 2021 compared to Q3 2020 were a $1.3 million increase in professional and other fees, mainly in connection with engineering feasibility studies performed for the Argentina Expansion, legal fees in connection with the Company’s ongoing compliance as a result of its Nasdaq listing and at-the-market-offering, and increased public and investor relations activities. The company also incurred a $1.2 million increase in salaries expense as a result of hiring additional employees and implementing incentive plans, as well as no longer qualifying for the Canada Emergency Wage Subsidy (CEWS). The Company’s insurance expense has also increased by $0.7 million as a result of an appreciation in the insurable value of the Company’s assets, increased industry-specific insurance premiums, as well as greater corporate liability in connection with the Company’s Nasdaq listing.

Bitfarms Ltd. Q3 2021 MD&A 5

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

For the nine months ended September 30, 2021, Bitfarms’ general and administrative and other expenses were $24.3 million, compared to $6.0 million for the same period in 2020. The increase of $18.3 million, or 306%, in general and administrative expense was mainly due to a $10.8 million increase in non-cash share based payment expense in connection with the Company’s grant of stock options to purchase 7,785,000 common shares and 200,000 restricted share units in the first half of 2021. Other factors contributing to the increase in general and administrative expenses in YTD Q3 2021 compared to YTD Q3 2020 were a $3.9 million increase in professional and other fees, mainly in connection with the Company’s Nasdaq listing, engineering and feasibility studies performed for the Argentina expansion and increased public and investor relations efforts. The Company also incurred a $1.9 million increase in salaries expense as a result of hiring additional employees and implementing incentive plans, as well as no longer qualifying for the CEWS. The Company’s insurance expense has also increased by $0.9 million as a result of an appreciation in the insurable value of the Company’s assets, increased industry-specific insurance premiums, as well as greater corporate liability in connection with the Company’s Nasdaq listing on June 21, 2021.

Net financial income and expenses

Bitfarms’ net financial income for Q3 2021 was $0.6 million compared to net financial expenses of $1.4 million in Q3 2020. The $2.0 million change was primarily related to a decrease of $0.9 million in interest on long-term debt, mainly due to repayment of the Dominion loan in Q1 2021, partially offset by new long-term debt related to equipment financing. The increase in net financial income was further increased by a $2.3 million increase gain on disposition of marketable securities, mainly related to the funding of the Argentina Expansion. The Company has funded its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a company in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gives rise to a gain as the amount received in Pesos exceeds the amount of Pesos the Company would have received from a direct foreign currency exchange. The decrease in financial expenses and increase in financial income described above were offset by a $0.4 million loss on currency exchange and a $0.5 million gain on embedded derivative relating to the Dominion loan in Q3 2020 that was repaid in early 2021, and an increase of $0.3 million on interest on lease liabilities, warrant issuance costs and other financial expenses.

Bitfarms’ net financial expenses for the nine months ended September 30, 2021, were $23.9 million compared to $3.9 million for the nine months ended September 30, 2020. The $20.0 million increase in net financial expenses was mainly due to a non-cash $19.5 million loss recorded on revaluation of warrants in Q1 2021. The warrants were issued in connection with the private placement that closed on January 7, 2021, and had a strike price denominated in Canadian dollars, whereas the Company’s functional currency is the U.S. dollar. Fluctuations in the Canadian to U.S. dollar exchange rate could result in the Company receiving a variable amount of cash in its functional currency in exchange for the exercise of the warrants. The possibility of variation in the settlement price in the Company’s functional currency, required under IFRS, that the warrants be classified as a liability that is measured at fair value through profit or loss. The appreciation in the Company’s share price in Q1 2021 resulted in a higher value being attributed to the warrant liability and the common shares issued in settlement of the liability, resulting in the non-cash loss described above. These expenses are considered non-recurring as all warrants that were classified at fair value through profit or loss have been exercised as of Q1 2021. In addition, there was a $2.6 million loss on revaluation of an embedded derivative recorded in Q1 2021 due to the early retirement of the Dominion Capital loan, compared to a $0.6 million gain on revaluation of the same embedded derivative in YTD Q3 2020, resulting in a net increase in financial expenses of $3.2 million. The embedded derivative was derecognized in Q1 2021 when the Company retired the loan with Dominion Capital. Interest on long-term debt for YTD Q3 2021 decreased by $2.6 million compared to YTD Q3 2020 as a result of the repayment of the Dominion loan, but was offset by a $0.8 million increase in interest on lease liabilities, mainly related to equipment financed through lease agreements, a $0.6 million increase in warrant issuance costs in connection with the private placement described above and a $0.4 million loss on currency exchange. Net financial expenses were further reduced by a $2.3 million gain on disposition of marketable securities related to the funding of the Argentina Expansion, as described above.

Bitfarms Ltd. Q3 2021 MD&A 6

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Impairment reversal on property, plant and equipment

During the year-ended December 31, 2018, the Company recorded an impairment loss on its cryptocurrency mining cash generating unit (CGU) which resulted in $16.5 million of impairment being allocated to Mining hardware, electrical components and leasehold improvements due to a significant decline in the Bitcoin market price.

As of September 30, 2021, the Company assessed whether there was an indication that the impairment loss recognized in 2018 may no longer exist or may have decreased, and concluded that there were observable indications that the CGU’s value had increased during the period. As a result, the Company’s management estimated the recoverable amount of the CGU, using a value in use calculation based on the present value of the expected cash flows over the estimated remaining useful life of the previously impaired CGU assets of approximately 1.5 years. Based on management’s calculations, an impairment reversal of $1.0 million, relating to the CGU, was recognized during the period. The increased carrying amount of the CGU assets reflects the carrying amount of the CGU assets that would have been determined, net of depreciation, had no impairment loss been recognized in 2018.

The Company’s Antminer S9 miners were excluded from the CGU’s value-in-use calculation as they have been disconnected and reclassified as assets held for sale. The Company’s management determined that the carrying amount, including the impairment recognized in 2018, was less than the estimated fair value less costs to sell. As a result, the Company recognized an impairment reversal of $0.9 million relating to the impaired Antminer S9 miners held for sale, reflecting the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in 2018.

The total impairment reversal recognized during the period, relating to the CGU assets and the assets held for sale totaled $1.9 million. For further details on the key assumptions used in the value-in-use calculation, please refer to Note 5 of the Company’s third quarter 2021 unaudited interim period condensed consolidated financial statements.

Bitfarms Ltd. Q3 2021 MD&A 7

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Reconciliation of Non-IFRS measures

Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Net income (loss) before tax	34,706	(4,761)	39,467	829%	24,700	(11,027)	35,727	324%
Interest expense	788	1,563	(775)	(50)%	2,583	4,348	(1,765)	(41)%
Depreciation expense	6,261	2,924	3,337	114%	14,189	8,652	5,537	64%
EBITDA	41,755	(274)	42,029	nm	41,472	1,973	39,499	nm
Share based payment	5,787	534	5,253	984%	12,549	1,798	10,751	598%
Loss (gain) on revaluation of digital assets	(13,893)	-	(13,893)	(100)%	992	-	992	100%
Impairment reversal on property plant and equipment	(1,860)	-	(1,860)	(100)%	(1,860)	-	(1,860)	(100)%
Financial expenses and other	70	105	(35)	(33)%	22,234	692	21,542	nm
Adjusted EBITDA	31,859	365	31,494	nm	75,387	4,463	70,924	nm

Calculation of Gross Mining Profit & Gross Mining Margin for the Cryptocurrency Mining Segment

(U.S. $ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Revenues	43,459	6,065	37,394	617%	106,674	21,678	84,996	392%
Cost of sales	14,189	7,366	6,823	93%	34,933	21,932	13,001	59%
Gross profit (loss)	29,270	(1,301)	30,571	nm	71,741	(254)	71,995	nm
Depreciation and amortization	6,178	2,894	3,284	113%	14,041	8,576	5,465	64%
Gross mining profit	35,448	1,593	33,855	nm	85,782	8,322	77,460	931%
Gross mining margin	82%	26%	-	-	80%	38%	-	-

“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

Bitfarms Ltd. Q3 2021 MD&A 8

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Reportable Segments

Backbone

(U.S. $ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Revenues	43,459	6,065	37,394	617%	106,674	21,678	84,996	392%
Cost of sales	14,189	7,366	6,823	93%	34,933	21,932	13,001	59%
Gross profit (loss)	29,270	(1,301)	30,571	nm	71,741	(254)	71,995	nm
Gross margin	67%	(21)%	-	-	67%	(1)%	-	-
General and administrative expenses	10,309	1,702	8,607	506%	23,428	5,564	17,864	321%
Loss (gain) on disposition of digital assets	177	-	177	100%	152	(23)	175	761%
Loss (gain) on revaluation of digital assets	(13,893)	-	(13,893)	(100)%	992	-	992	100%
Loss (gain) on disposition of PP&E	70	554	(484)	(87)%	(93)	1,261	(1,354)	(107)%
Impairment reversal on property plant and equipment	(1,860)	-	(1,860)	(100)%	(1,860)	-	(1,860)	(100)%
Operating income (loss)	34,467	(3,557)	38,024	nm	49,122	(7,056)	56,178	796%
Operating margin	79%	(59)%	-	-	46%	(33)%	-	-
Net financial expenses	1,606	1,351	255	19%	26,146	3,902	22,244	570%
Net income (loss) before tax	32,861	(4,908)	37,769	770%	22,976	(10,958)	33,934	310%
EBITDA (1)	39,819	(459)	40,278	nm	39,587	1,951	37,636	nm
EBITDA margin (1)	92%	(8)%	-	-	37%	9%	-	-
Adjusted EBITDA (1)	29,923	180	29,743	nm	73,504	4,440	69,064	nm
Adjusted EBITDA margin (1)	69%	3%	-	-	69%	20%	-	-

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Non-IFRS Performance Measures for Backbone

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Net income (loss) before tax	32,861	(4,908)	37,769	770%	22,976	(10,958)	33,934	310%
Interest expense	780	1,555	(775)	(50)%	2,570	4,333	(1,763)	(41)%
Depreciation expense	6,178	2,894	3,284	113%	14,041	8,576	5,465	64%
EBITDA	39,819	(459)	40,278	nm	39,587	1,951	37,636	nm
Share based payment	5,787	534	5,253	984%	12,549	1,798	10,751	598%
Loss (gain) on revaluation of digital assets	(13,893)	-	(13,893)	(100)%	992	-	992	100%
Impairment reversal on property plant and equipment	(1,860)	-	(1,860)	(100)%	(1,860)	-	(1,860)	(100)%
Financial expenses and other	70	105	(35)	(33)%	22,236	691	21,545	nm
Adjusted EBITDA	29,923	180	29,743	nm	73,504	4,440	69,064	nm

Bitfarms Ltd. Q3 2021 MD&A 9

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Volta

(U.S. $ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Revenues	1,315	730	585	80%	3,219	1,701	1,518	89%
Cost of sales	1,075	461	614	133%	2,783	1,318	1,465	111%
Gross profit	240	269	(29)	(11)%	436	383	53	14%
Gross margin	18%	37%	-	-	14%	23%	-	-
General and administrative expenses	138	107	31	29%	445	335	110	33%
Loss (gain) on disposition of assets	-	3	(3)	(100)%	(2)	2	(4)	(200)%
Operating income (loss)	102	159	(57)	(36)%	(7)	46	(53)	(115)%
Operating margin	8%	22%	-	-	0%	3%	-	-
Net financial expenses	39	12	27	225%	51	28	23	82%
Net income (loss) before tax	63	147	(84)	(57)%	(58)	18	(76)	(422)%
EBITDA (1)	99	185	(86)	(46)%	48	110	(62)	(56)%
EBITDA margin (1)	8%	25%	-	-	1%	6%	-	-
Adjusted EBITDA (1)	99	185	(86)	(46)%	46	110	(64)	(58)%
Adjusted EBITDA margin (1)	8%	25%	-	-	1%	6%	-	-

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non- IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Non-IFRS Performance Measures for Volta

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Net income (loss) before tax	63	147	(84)	(57)%	(58)	18	(76)	(422)%
Interest expense	3	9	(6)	(67)%	8	15	(7)	(47)%
Depreciation expense	33	29	4	14%	98	77	21	27%
EBITDA	99	185	(86)	(46)%	48	110	(62)	(56)%
Financial expenses (income) and other	-	-	-	0%	(2)	-	(2)	(100)%
Adjusted EBITDA	99	185	(86)	(46)%	46	110	(64)	(58)%

Selected Quarterly Information

(U.S. $ in thousands except where indicated)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020*	Q1 2020	Q4 2019
Revenues	44,774	36,687	28,432	11,324	6,795	7,372	9,212	10,536
EBITDA (1)	41,755	2,746	(3,029)	(500)	(274)	416	1,833	2,299
Adjusted EBITDA (1)	31,859	23,827	19,701	3,556	365	1,318	2,780	2,986
Net income (loss)	23,733	(3,675)	(7,605)	(5,374)	(4,761)	(3,730)	(2,424)	1,125
Basic net earnings (loss) per share	0.14	(0.02)	(0.06)	(0.06)	(0.06)	(0.04)	(0.03)	0.02

*	The Bitcoin Halving Event occurred on May 11, 2020, during Q2 2020.

(1)	EBITDA and Adjusted EBITDA are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A and the Company’s corresponding quarterly MD&As available on Sedar, for reconciliations of the Non-IFRS performance measures and related periods presented above.

The Company is generally not subject to seasonality. Factors that may impact revenues and profitability include Bitcoin price, network difficulty, foreign currency fluctuations, contractual limited provisions allowing for energy curtailment by Hydro Quebec during the winter months, and the Company’s hashrate.

Bitfarms Ltd. Q3 2021 MD&A 10

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Liquidity and Capital Resources

Cash Flows

(U.S. $ in thousands except where indicated)	Nine month ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Cash, beginning of the period	5,947	2,159	3,788	175%
Cash flows from (used in):
Operating activities	(30,802)	4,139	(34,941)	(844)%
Investing activities	(131,481)	(4,184)	(127,297)	nm
Financing activities	199,624	(810)	200,434	nm
Exchange rate differences on currency translation	(21)	20	(41)	(205)%
Cash, end of the period	43,267	1,324	41,943	nm

Cash Flows used in Operating Activities

Cash flows used in operating activities decreased by $34.9 million during the nine months ended September 30, 2021, compared to nine months ended September 30, 2020. The decrease in net cash flows from operating activities was primarily driven by the initiation of a Bitcoin retention program which led to 2,312 Bitcoin being held in custody at the end of the period rather than being converted into fiat currency during the nine months.

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $127.3 million during the nine months ended September 30, 2021, compared to nine months ended September 30, 2020. This was primarily due to $75.0 million in advanced payments made on new Mining hardware, mostly related to securing the delivery of 5,100 Bitmain Miners and 48,000 MicroBT Miners for delivery in 2021 and 2022, respectively, and $56.4 million of net additions to property, plant and equipment in YTD Q3 2021 for Miners and infrastructure buildout, compared to $4.2 million of net additions in YTD Q3 2020.

Cash Flows from Financing Activities

Cash flows from financing activities increased by $200.4 million during the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This was primarily due to $114.5 million of total net proceeds received from four private placements to U.S. institutional investors, $60.4 million of proceeds from the exercise of warrants and stock options, $35.2 million of net proceeds from the Company’s at-the-market equity program offset by $0.6 million of capitalized transaction costs, and $10.9 million of proceeds from new long-term debt. These proceeds were partially offset by approximately $17.4 million of payments to retire the Dominion Capital loan and service new debt obligations, and lease liability repayments of approximately $3.3 million. In YTD Q3 2020, $0.2 million was raised from the exercise of warrants and long-term debt and lease repayments were $0.5 million and $0.6 million, respectively.

Bitfarms Ltd. Q3 2021 MD&A 11

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Working Capital

As at September 30, 2021, Bitfarms had a positive working capital of $124.9 million compared to a working capital deficit of $19.3 million as at December 31, 2020. The improvement in working capital was primarily due to $209.4 million raised in total from the four private placements, the at-the-market equity program and the exercise of warrants and stock options, and the accumulation of 2,312 Bitcoin with a fair value approximating $101.2 million as of September 30, 2021. The proceeds were used primarily to acquire property, plant and equipment and make deposits to secure orders of Mining hardware and electrical distribution equipment and to repay the Dominion Capital loan.

Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

The Company anticipates that its existing financial resources will be sufficient to complete all previously announced acquisitions of Mining hardware with deliveries scheduled in 2021 including its Mining hardware acquisitions required to reach its target of 3.0 Exahash in the first quarter of 2022. In order to achieve these business objectives, the Company may liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms. The Company presently anticipates that additional financing will be required to complete the required remaining payments on its order of 48,000 Miners scheduled for delivery in 2022 and to complete construction of the South American and Sherbrooke expansions which are necessary for the Company to meet its broader objective of generating 8.0 Exahash of computing power by the end of 2022. The Company also anticipates that additional financing will be required to purchase the miners required to utilize its maximum capacity.

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets.

Bitcoin Retention Program

In early January 2021, the Company implemented a Bitcoin retention program pursuant to which the Company has added approximately 2,312 Bitcoin to its balance sheet during the nine months ended September 30, 2021, valued at approximately $101.2 million as of September 30, 2021.

Expansions

The Company has described its expansion plans below under the sections “Cowansville Expansion”, “Sherbrooke Expansion”, “Argentina Expansion” and “Paraguay Expansion”.

Bitfarms Ltd. Q3 2021 MD&A 12

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, the impact of COVID-19 on the supply chains described above and the Company’s ability to fund the initiatives.

Cowansville Expansion

The Company completed construction of Phase 2 at its Mining facility in Cowansville, Quebec, in Q3 2021, at a cost of approximately $3.1 million. The Phase 2 expansion replaces the original 4 MW site that was operational in 2017, with an entirely new 17 MW facility capable of accommodating approximately 4,500 new generation miners producing 450 PH/s. The buildout also includes a new repair lab and operations command center.

Sherbrooke Expansion

Bitfarms completed Phases 1 and 2 of the Sherbrooke Expansion at the Sherwood property in 2019, representing 30 MW of electrical infrastructure. In response to complaints concerning noise at the Sherwood property and indications from Sherbrooke municipal officials that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions during 2020 and 2021. The Company constructed a sound barrier wall at a cost of approximately $0.3 million in 2020 and invested $0.7 million to install quieter exhaust structures and fans as well as other sound mitigating measures, including real-time sound monitoring equipment and feedback channels for residents to communicate directly with the Company.

In September 2021, the Company reached an agreement with the City of Sherbrooke to gradually retire Phases 1 and 2 of the Sherbrooke Expansion. Under the agreement, the Company will reduce its consumption at the Sherwood property to 18 MW at the earlier of the completion of 66 MW of new electrical infrastructure elsewhere in the City of Sherbrooke, or May 31, 2022. The Company will entirely relocate its operations from Phases 1 and 2 of the Sherbrooke Expansion at the earlier of the completion of 80 MW of new electrical infrastructure in the City of Sherbrooke, or February 28, 2023. In addition, the Company has the option to sell the building currently housing Phases 1 and 2 of the Sherbrooke Expansion to the City of Sherbrooke for approximately $2.4 million ($3.0 million CAD). The agreement also permits the Company to sell the building to a third party.

The Company entered into lease agreements for two new facilities in Sherbrooke: “Leger” and “The Bunker”. These facilities will include similar sound mitigating mechanisms as were successfully installed in the Sherwood facility. Construction in Leger is expected to be completed in one phase in Q1 2022 with 30 MW of capacity available which can accommodate up to 8,000 new generation miners producing approximately 800 PH/s. The Bunker, representing 48 MW of capacity, is expected to be completed in three phases during 2022, and capable of accommodating 13,000 new generation miners producing approximately 1.3EH/s. Construction of the Bunker is expected to occur in three separate phases:

●	Phase one, representing 18 MW to be constructed in a pre-existing building, is scheduled to begin internal infrastructure work in Q4 2021 and be operational in the first half of 2022.

●	Phase two, representing 18 MW, is in a portion of the building still under construction, with internal infrastructure work scheduled to begin in Q1 2022 and to be operational in mid-2022.

Bitfarms Ltd. Q3 2021 MD&A 13

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

●	Phase three, representing 12 MW, is in a portion of the building scheduled to be constructed and operational in the second quarter of 2022.

The capital cost for the construction of the infrastructure for Leger and The Bunker is approximately $17- $19 million. The Company has commenced preliminary steps, including placing orders and deposits on longer lead-time infrastructure, such as transformers, exhaust components and other materials required for the 78MW of infrastructure build-out. In addition, the new Mining hardware required to fill the new infrastructure expansion is estimated to cost from $80 million to $90 million, based on recent hardware pricing. The Company anticipates that these costs will be shared between the Leger facility and The Bunker. The Company is in the process of visiting and identifying a third site to construct the remaining 18 MW of electrical capacity available under the Company’s energy contracts with Hydro Sherbrooke.

Argentina Expansion

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer, with an effective electricity cost of $0.022 per kilowatt-hour for the first four years. In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately $0.1 million, with the power producer to lease land within the power producer’s property for the mining facility’s construction. In September 2021, the Company entered into a contract with Proyectos y Obras Americanas S.A. (“PROA”), to provide engineering, procurement, and construction services for the Argentina facility. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina facility. The Company has also engaged Dreicon S.A. as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule. As of September 30, 2021, the Company has placed deposits of $3.5 million with suppliers for construction costs and incurred $0.3 million of expenditures relating to design and feasibility studies. The costs of developing the facility are currently estimated to range from $45-$55 million, net of any expected gains on disposition of marketable securities in connection with the Company’s mechanism for funding the Argentina Expansion, as described in the Net financing income and expenses section of this MD&A, with expected completion in 2022. The facility is expected to be capable of accommodating over 55,000 new generation Miners, capable of producing approximately 5.5 EH/s. The Company plans to deploy a significant portion of its order of 48,000 MicroBT miners at this facility, with deliveries scheduled to arrive in 2022. The Company’s commitments in connection with its order of 48,000 MicroBT Miners are outlined in the Commitments and Liquidity Risk section of this MD&A.

Paraguay Expansion

During the three months ended September 30, 2021, the Company entered into a 10 MW power purchase agreement with a power producer in Paraguay with an effective electricity cost of $0.036 per kilowatt hour and renewable on an annual basis. The Company also entered into a five-year lease agreement with the same counterparty, consisting of monthly payments of $20,000, beginning August 1, 2021, to lease land where the facility will be constructed and, separately, entered into a construction contract to develop the facility. The construction of the facility is expected to cost approximately $1.5 million and be completed and operational in December 2021. The facility is expected to accommodate up to 3,000 of the Company’s older generation Miners, capable of producing approximately 150 PH/s.

Bitfarms Ltd. Q3 2021 MD&A 14

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Share Capital

As of the date of this MD&A, the Company has 187,225,417 common shares outstanding, 3,805,008 vested and 7,299,850 unvested stock options, 20,232,060 warrants outstanding and 200,000 restricted stock units. There are no preferred shares outstanding.

At-The-Market Equity Program

Bitfarms commenced an at-the-market equity program on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which includes the base shelf prospectus. The Company may, at its discretion and from time-to-time sell common shares of the Company as would result in the Company receiving aggregate proceeds of up to $500 million. During the three and nine months ended September 30, 2021, the Company issued 6,329,615 common shares in exchange for gross proceeds of $36.4 million at an average share price of approximately $5.75. The Company received net proceeds of $35.2 million after paying commissions of $1.1 million to the Company’s agent, in addition to

$0.1 million of other transaction fees..

Off-Balance Sheet Arrangements

At November 12 2021, the Company does not have any off-balance sheet arrangements.

Financial Instruments & Risks

The Company’s financial assets include cash, trade receivables, and other assets. The Company’s financial liabilities include trade payables and accrued liabilities, lease liabilities and long-term debt.

The Company’s financial instruments expose it primarily to credit, liquidity, foreign currency, concentration and custody of digital assets risks. Refer to the Financial Instruments & Risk section of the Company’s MD&A for the year ended December 31, 2020, for a description of these risks and how they are managed, as well as Note 18, Financial Instruments, to the Company’s consolidated financial statements for the year ended December 31, 2020, and Note 4, Digital Assets, to the Company’s consolidated financial statements for the period ended September 30, 2021, for a description of how fair values are determined.

During the nine months ended September 30, 2021, there were no material changes to the risks related to financial instruments and no changes in the financial instrument classifications, compared to year-end 2020, other than the derecognition of the Dominion Capital loan and those described below. Furthermore, the methodology used to determine the fair value of financial instruments has not changed during the nine months ended September 30, 2021.

Custody of digital assets

Backbone’s digital assets, currently Bitcoin, are mined to multi-signature wallets that Backbone controls. Backbone transfers Bitcoin from its multi-signature wallets to external third-party custodians on a regular basis, specifically Gemini Trust Company, LLC (“Gemini Custody”) and Coinbase Custody Trust Company, LLC (“Coinbase Custody”, and together with Gemini Custody, the “Custodians”). Both Gemini Custody and Coinbase Custody are U.S. based fiduciary and qualified custodians under New York Banking Law and are licensed by the State of New York to custody digital assets. Currently, both Custodians do not use sub- custodians and only provide custodial services. Gemini Custody is a New York State-chartered limited purpose trust company that is authorized under Article III § 96 of the New York Banking Law to provide certain custodial services, and it is a “Qualified Custodian” as defined by the New York Codes, Rules and Regulations Title 23, Part 200.2(n). Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act.

Bitfarms Ltd. Q3 2021 MD&A 15

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

In early January 2021, the Company implemented a Bitcoin retention program, pursuant to which the Company has added approximately 2,780 Bitcoin valued at $178.4 million to its balance sheet as of the date hereof. As of the date of this MD&A, 99% of the Company’s Bitcoin are held in custody.

Gemini Custody maintains an insurance policy of $200 million for its cold storage. In May 2021, Gemini Custody announced in excess of $30 billion in cryptocurrencies under custody. As a result, if Gemini Custody were to experience a loss of cryptocurrency assets in excess of $200 million, it is likely that a portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. Coinbase Custody maintains an insurance policy of $320 million for hot, warm and cold storage and in June 2021, announced in excess of $180 billion in assets on their platform, of which more than 50% are under custody. As a result, if Coinbase Custody were to experience a loss of cryptocurrency assets in excess of $320 million, it is likely that a portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. On October 1, 2021, Coinbase announced that there was a security breach of at least 6,000 accounts on its platform between March and May 2021. The Company is unaware of any security breaches involving Gemini Custody or Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen. Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Counterparty Risk

Counterparty risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including those associated with long-term deposits and equipment prepayments. The Company is exposed to counterparty risk primarily through its significant deposits it places with suppliers of cryptocurrency Mining hardware to secure orders and delivery dates. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk procuring mining hardware from the larger more established suppliers and with whom the company has existing relationships and knowledge of their reputation in the market.

Commitments and Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they become due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations and financing activities to ensure, as far as possible, that it maintains sufficient liquidity to meet its projected financial obligations.

Bitfarms Ltd. Q3 2021 MD&A 16

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

The Company has entered into agreements with Mining hardware manufacturers that require significant deposits in advance of receiving the revenue generating equipment. The Company may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets in order to maintain sufficient liquidity to meet its contractual obligations with Mining hardware manufacturers.

The Company has deposits on Mining hardware and electrical components in the amount of $75.0 million. These deposits are mainly for orders placed on 5,100 Antminer and 48,000 Whatsminer miners with expected delivery in late 2021 and 2022, respectively. The table below outlines the Company’s remaining payment obligations in connection with the 48,000-unit purchase agreements described above, presented in thousands of U.S. dollars:

September 30,
2021
Three months ending December 31, 2021	$33,700
Three months ending March 31, 2022	41,400
Three months ending June 30, 2022	41,400
Three months ending September 30, 2022	26,400
Three months ending December 31, 2022	12,600
$155,500

The Company will require additional sources of financing to meet the payment obligations included in the table above. While the Company believes it has sufficient liquidity, based on current Bitcoin prices, to meet these and other ongoing payment obligations it anticipates securing additional sources of financing. If the Company were unable to obtain such financing, or if the Bitcoin price and network difficulty adversely impacted the Company’s liquidity, then the Company may have difficulty meeting its payment obligations. If the Company were unable to meet its payment obligations, there could result in the loss of equipment prepayments and deposits paid by the Company under the purchase agreement and remedial legal measures taken against the Company which may include damages and forced continuance of the contractual arrangement. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

In addition to the commitments described above, in May 2021 the Company entered into two loan agreements that had not commenced as of September 30, 2021, to acquire a total of 700 Whatsminer miners with expected deliveries in October and November 2021. The loan terms are 18 months, beginning in October and November 2021, at an effective interest rate of 18.6% with total monthly repayments averaging $0.2 million. The loans are secured by the 700 Whatsminer miners described above.

Bitfarms Ltd. Q3 2021 MD&A 17

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Lease liabilities includes financial obligations with contractual maturities, inclusive of interest, presented in thousands of U.S. dollars as of September 30, 2021, are as follows:

September 30,
2021
2021	1,207
2022	4,825
2023	1,883
2024	1,151
2025 and thereafter	3,292
$12,358

Long-term debt, includes financial obligations with contractual maturities, inclusive of interest, presented in thousands of U.S. dollars as of September 30, 2021, are as follows:

September 30,
2021
2021	3,120
2022	8,697
2023 and thereafter	271
$12,088

Risk Factors

The Company is subject to a number of risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties which Management considers as the most material to the Corporation’s business are described in the section entitled, Other Risks, of the Company’s MD&A for the year-ended December 31, 2020 dated March 24, 2021. Other than the disclosure above, these risks and uncertainties have not materially changed, other than the risk described below, and are hereby incorporated by reference.

Hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale, including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Bitfarms Ltd. Q3 2021 MD&A 18

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Related Party Transactions

During the three and nine month period ended September 30, 2021, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $0.1 million and $0.4 million for the three and nine month periods ended September 30, 2021, respectively, (three and nine months ended September 30, 2020 - $0.1 million and $0.3 million, respectively) to companies controlled by certain directors.

2.	Bitfarms entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $0.2 million and $0.5 million for the three and nine month periods ended September 30, 2021, respectively (three and nine months ended September 30, 2020 - $0.1 million and $0.3 million, respectively).

The transactions listed above were incurred in the normal course of operations.

Recent and Subsequent Events

Washington Acquisition

On November 9, 2021, the Company acquired a cryptocurrency mining facility in Washington state, comprising land, buildings, electrical infrastructure, and 24 MW power purchase agreements with a local hydro-electric utility producer. The consideration transferred was $26.7 million, including $23.0 million of cash consideration and 414,475 Common shares with a value of $3.7 million on the closing date. The seller entered into a consulting agreement with the Company in the amount of $2.0 million for services relating to the operation of the facility. The Company also entered into a one-year lease agreement with the seller for a separate facility with monthly payments of $0.1 million.

The primary reason for the acquisition was to expand the Company’s energy portfolio with existing infrastructure to accommodate the Company’s expected delivery schedule of mining equipment.

The accounting for this acquisition has not been finalized and certain disclosures have not been included due to the timing of the acquisition.

At-The-Market Equity Program

During the period from October 1, 2021 to November 12, 2021, the Company issued 12,365,225 common shares in exchange for gross proceeds of $74.9 million at an average share price of approximately $6.06 USD. The Company received net proceeds of $72.6 million after paying commissions of $2.3 million to the Company’s agent.

Bitfarms Ltd. Q3 2021 MD&A 19

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Significant Accounting Policies

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board and are based on the same accounting policies as those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020.

Please refer Note 2, Significant accounting policies, and Note 3, Change in accounting policy, to the Company’s 2020 audited consolidated financial statements for more information about the significant accounting principles. Also refer to Note 4, Significant accounting judgements and estimates, of the Company’s 2020 audited consolidated financial statements for more information about significant accounting judgments and estimates used to prepare the unaudited interim condensed consolidated financial statements.

Bitfarms Ltd. Q3 2021 MD&A 20

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin Halving event;
●	COVID 19 pandemic;
●	Counterparty risk;
●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;
●	the speculative and competitive nature of the technology sector;
●	dependency in continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;

Bitfarms Ltd. Q3 2021 MD&A 21

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

●	political and regulatory risk; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian Securities Authorities, including the Company’s annual MD&A dated March 24, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenues. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) revaluation gains or losses on digital assets and (v) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenues. “Gross mining profit” is defined as Revenues minus energy and infrastructure expenses for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

Bitfarms Ltd. Q3 2021 MD&A 22

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Bitfarms Ltd. Q3 2021 MD&A 23

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the Mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Block Reward: A Bitcoin block reward refers to the new bitcoin that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Exahash: One quintillion (1,000,000,000,000,000,000) hashes per second or one million Terahash

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoin as Block Rewards.

Mining Pool: A Mining pool is a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain

Terahash: One trillion (1,000,000,000,000) hashes per second.

Bitfarms Ltd. Q3 2021 MD&A 24